

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 30, 2009

Via U.S. mail and facsimile

Mr. Dino A. Rossi
Chairman, President and Chief Executive Officer
Balchem Corporation
P.O. Box 600
New Hampton, NY 10958

>   **RE: Form 10-K for the year ended December 31, 2008**
>   **Form 10-Q for the period ended September 30, 2009**
>   **Definitive Proxy Statement on Schedule 14A filed April 28, 2009**
>   **File No. 001-13648**

Dear Mr. Rossi:

   We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center;">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</p>

Business

Intellectual Property, page 3

1. In future filings, please disclose the duration of your patents. We note your statement here that you believe that certain of your patents, in the aggregate, are advantageous to your business but that no single patent or related group of patents is currently so material to you that the expiration or termination of any single patent or group of

patents would materially affect your business. We also note, however, the risk factor in which you state that there may be an adverse effect on our business and financial results if you are unable to protect all of your intellectual property rights, or if you are found to be infringing the intellectual property rights of others. Please refer to Item 101(c)(iv) of Regulation S-K.

Competition, page 3

2. In future filings, if known or reasonably available to you, please disclose an estimate of the number of your competitors as well as your competitive position. Please refer to Item 101(c)(x) of Regulation S-K.

Risk Factors

Our success depends in large part on our key personnel, page 9

3. This risk factor appears to be generic and applicable to any company and industry. In future filings, please remove or revise the risk factor to explain in greater detail the particular risks you face from the loss of senior executives.

Litigation could be costly and can adversely affect our business and financial results, page 9

4. In future filings, please revise this risk factor to explain how the risks discussed are currently material to you.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year 2008 compared to Fiscal Year 2007, page 15

5. Please revise your MD&A in future filings to provide comprehensive explanations for changes in consolidated cost of sales and/or gross margin between the periods presented. Please show us in your supplemental response what your proposed revisions will look like.

Contractual Obligations, Page 18

6. Please revise your table of contractual cash obligations in future filings to include estimated interest payments on your debt as a separate line item. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please show us in your supplemental response what your proposed revisions will look like.

Financing Activities, page 19

7. Please revise your future filings to disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. Please also revise your future filings to indicate if you were in compliance with your debt covenants during the periods presented in your filing. Please show us in your supplemental response what your proposed revisions will look like.

Consolidated Financial Statements

General

8. Please revise your future filings to disclose comprehensive income and all components for each period presented. Items included in comprehensive income should be classified based on their nature. Please refer to paragraphs 14, 17, and 22 of SFAS 130. Please show us in your supplemental response what your proposed revisions will look like.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 28, 2009

Compensation Committee, page 9

9. The precise nature of your benchmarking is not clear. Because comparative pay information appears to be material to your compensation policies and decisions, in future filings please identify the benchmark and its components (including peer group companies). If you have benchmarked various elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Please include a discussion of where actual payments of each element of compensation fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance's Compliance & Disclosure Interpretations.

Base Salary, page 10

10. We note that the Compensation Committee considers a number of factors in its annual review of base salaries for named executive officers. In future filings, to the extent base salaries and other elements of compensation (such as cash based incentives) are correlated with the achievement of certain individual and corporate objectives and performance goals, please discuss the specific items of individual performance used to determine various elements of compensation for each named executive officer. Please see Item 402(b)(2)(v) and (vii) of Regulation S-K.

Additionally, the disclosure in this section regarding the rationale for the salary increases is too general. In particular, there is little discussion of how the general factors noted translated into the salary increases. Please refer to Item 402(b)(2)(ix) of Regulation S-K. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Release No. 33-8732A.

Cash Based Incentives, page 12

11. We note that the Compensation Committee determined that the company failed to meet its 2008 EBITDA goal, however, the Compensation Committee made discretionary cash bonus awards to certain named executive officers. In future filings, please disclose the factors the Compensation Committee used to determine the amount of the award given to each named executive officer that received such discretionary cash bonus award. Please refer to Item 402(b)(vi) of Regulation S-K.

Equity Based Compensation, page 12

12. Your compensation discussion and analysis provides minimal, if any, analysis as to how the ultimate level of equity awards was determined and how the performance of the named executives was measured. In future filings, for each named executive officer, please provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please refer to Items 402(b)(2)(i)-(vii) of Regulation S-K.

Termination of Employment and Change of Control Arrangements, page 19

13. In future filings, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under employment agreements and change of control arrangements. Also, discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Related Party Transactions, page 23

14. In future filings, pursuant to paragraph (b) of Item 404 of Regulation S-K, please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. This includes a discussion of the standards to be applied pursuant to such policies and procedures.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief